FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address

     Jim Brandt
     c/o InfoNow Corporation
     1875 Lawrence Street, Suite 1100
     Denver, CO  80202

2.   Issuer Name and Ticker or Trading Symbol         InfoNow Corporation,  INOW

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year   November 2001

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)

              Director                  10% Owner
              Officer (Give Title)      Other (Specify)
              --------------------

                     Executive Vice President of Operations
                     --------------------------------------

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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/yy)        Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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


FORM 4 (continued)

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date       Title   Shares  5)       4)        4)       4)
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Option              4.125    3/23/99   A                     3/23/02   3/23/04   Common  35,000           35,000     D
  (right to buy)                                                                 Stock
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Option              3.891    7/23/99   A                     1/23/01   7/23/04   Common  20,000           55,000     D
  (right to buy)                                                                 Stock
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Option             12.625    2/10/00   A                     2/10/03   2/10/05   Common  45,000          100,000     D
  (right to buy)                                                                 Stock
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Option              1.532    3/30/01   A                     3/30/04   3/30/06   Common  25,000          125,000     D
  (right to buy)                                                                 Stock
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Option              2.35    10/26/01   A                    10/26/04  10/26/06   Common  10,000          135,000     D
  (right to buy)                                                                 Stock
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

1 7/36th of the total shares shall vest on October 23, 1999, 1/36th of the total shares vest on the 23rd day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

2 1/18th of the total shares vest on the 23rd day of each month, provided that as of each such date, the holder is an employee of the Company.

3 7/36th of the total shares shall vest on September 10, 2000, 1/36th of the total shares vest on the 10th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

4 7/36th of the total shares shall vest on October 30, 2001, 1/36th of the total shares vest on the 30th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.

5 7/36th of the total shares shall vest on May 26, 2002, 1/36th of the total shares vest on the 26th day of each month thereafter, provided that as of each such date, the holder is an employee of the Company.


           /s/ Jim Brandt                     Date: December 3, 2001
           --------------                     ----------------------
           Jim Brandt